J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 27, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 71

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing for the JPMorgan Ultra-Short Income ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

PROSPECTUS COMMENTS

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

2.	Please update the series and class information with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

3.	Comment: Please advise if the Fund has obtained relief under Rule 19b-4. If not, please supplementally state that you plan to make 485BXT filings to delay effectiveness until such relief is obtained.

Response: The Fund will make 485BXT filings to delay effectiveness until it is determined that relief is not required under Rule 19b-4 or relief under such Rule is obtained.

Fee table

4.	Comment: If applicable, please disclose whether any recoupment is permitted under the Fund’s fee waiver agreement.

Response: The Fund confirms that under the terms of the fee waiver agreement the service providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

5.	Comment: Please consider editing the disclosure to combine the following two sentences “The Fund also may invest in securities rated below investment grade (i.e., high yield or junk bonds) or the unrated equivalent. Junk bonds are also called “high yield bonds” and “non-investment grade bonds.”

Response: In response to the comment, the disclosure will be edited to combine the two sentences.

6.	Comment: The disclosure states that “The Fund may invest a significant portion or all of its assets in mortgage-related and mortgage-backed, as well as restricted securities, at the adviser’s discretion.” However, the disclosure also states that the Fund will concentrate its investments in the banking industry. Please consider if these statements are inconsistent, and if they are, please consider if the first statement should be revised accordingly.

Response: In response to the comment, the disclosure will be edited to delete the words “or all of its assets.”

7.	Comment: Please confirm whether TBA securities are expected to constitute a principal investment. If not, please move from the principal strategy section.

Response: TBAs are not expected to constitute a principal investment and will be removed from the principal strategy section.

8.	Comment: If known, please provide supplementally the number of authorized participants (“APs”) that the Fund will have when it commences operations.

Response: The Fund is uncertain how many APs it will have when it begins operations and this number may change over time.

9.	Comment: Please consider changing the heading “Investor Process:” to “Investment Process:.”

Response: In response to the comment, the suggested change will be made.

The Fund’s Main Investment Risks

10.	Comment: In the event that the risk factors are ordered in order of importance in this section, consider moving “Foreign Securities Risk” backward.

Response: While each of the risk factors listed in this section are considered principal, they are not listed in order of importance.

11.	Comment: With regard to “Geographic Focus Risk,” if the Fund is typically expected to concentrate its investments in one particular foreign country or region, please consider adding disclosure listing the country or region.

Response: While the Fund may concentrate its investments in a particular country or region in the adviser’s discretion from time to time, currently, the Fund does not anticipate that there is a particular foreign country or region in which it will concentrate its investments.

12.	Comment: The risk disclosure includes “High Portfolio Turnover Risk.” Please consider disclosing in the strategy section that the Fund will likely engage in active and frequent trading.

Response: The Fund believes that, while this disclosure is helpful in identifying risks of investment in the Fund to shareholders, addition of disclosure to the strategy section would not serve to improve an investor’s understanding of the investment process. The Fund also respectfully submits that, once the Fund has been in operation, it will list the actual historical portfolio turnover rate as required under Form N-1A.

13.	Comment: In the risk factor “Industry and Sector Risk,” please consider adding additional detail regarding the banking industry in which the Fund will concentrate.

Response: In response to the comment, the Fund will include additional disclosure.

More About the Fund – Additional Strategies

14.	Comment: Please consider revising the first sentence under the Section “Credit Quality” to be consistent with the corresponding disclosure in the main strategy section by clarifying the Fund will “primarily” invest in investment grade securities.

Response: In response to the comment, the disclosure will be modified.

More About the Fund – Investment Risks

15.	Comment: Please consider moving the disclosure “The Fund also may use other non-principal strategies that are not described herein, but which are described in the Statement of Additional Information” to the additional strategy section.

Response: In response to the comment, the disclosure will be moved.

16.	Comment: Please consider whether references to emerging markets risks should be removed from the section “Foreign Securities and Emerging Markets Risk” based on the Fund’s anticipated investment strategies.

Response: In response to the comment, the disclosure will be modified.

Statement of Additional Information– Part I

17.	Comment: The disclosure states the Fund’s fundamental investment policy regarding industry concentration …“does not apply to securities issued by other investment companies.” Please consider including exposures obtained through investment in an investment company for purposes of calculating a Fund’s industry concentration levels.

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

18.	Comment: If the Fund’s board has a nominating or similar committee, please consider the applicable disclosure requirements under Form N-1A.

Response: The Fund’s board does not currently have a nominating or similar committee.

Statement of Additional Information– Part II

19.	Comment: In the section “Portfolio Trading by Authorized Participants,” the disclosure states that “When creation or redemption transactions consist of cash, the transactions may require the Global Equity Fund or the International Equity Fund to contemporaneously transact with broker-dealers for purchases or sales of portfolio securities, as applicable.” Please consider deleting the references to the two particular funds.

Response: At the present time, the disclosure in this section applies only to the specified Funds, but it may in the future apply to other Funds. Accordingly, in response to the comment, the disclosure will be revised to state “a Fund.”

20.	Comment: In the section “Additional Information,” the disclosure states “With respect to the securities offered hereby, this SAI and the Prospectuses do not contain all the information included in the Registration Statements of the Trust filed with the SEC under the 1933 Act and the 1940 Act. Pursuant to the rules and regulations of the SEC, certain portions have been omitted.” Please supplementally explain what the omission is referring to.

Response: This disclosure refers to Part C of the Registration Statement and any information incorporated by reference into the Prospectus or Statement of Additional Information and therefore not included in those documents.

In connection with your review of the Post-Effective Amendment No. 71 filed by the Trust on May 25, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels Gregory S. Samuels Assistant Secretary